Exhibit 99(a)(2)

FA Email

Subject: CNL Healthcare Properties Responds to Third-Party Tender Offer

Date: July 26, 2018

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

Dear Financial Advisor:

On July 16, 2018, Everest REIT Investors I, LLC and Everest REIT Investors III, LLLC (Everest) filed an unsolicited tender offer with the Securities and Exchange Commission (SEC) to purchase 8,750,000 shares of CNL Healthcare Properties’ common stock from shareholders.

Everest’s offer is for $7.50 per share and expires on Aug. 31, 2018, unless extended. The tender offer is for approximately 5 percent of the outstanding shares as of March 31, 2018, and will mail to shareholders on or about Aug. 2, 2018.

After careful evaluation, the company’s board of directors unanimously recommends that shareholders reject Everest’s tender offer. We are not affiliated with Everest and its offer. This recommendation was included in the company’s response filing with the SEC on July 26, 2018, a copy of which can be found on the SEC’s website at sec.gov and on cnlhealthcareproperties.com, along with the letter to shareholders that will be mailed on or about July 30, 2018. To reject the offer, no action is required by shareholders.

Company News

•	In June 2018, the company announced the engagement of two leading financial advisory firms to assist with the exploration, analysis and execution of possible strategic alternatives to provide liquidity to shareholders.

•	The company’s options include, but are not limited to: listing on a national securities exchange; an orderly sale of the company’s assets and distribution of the net sales proceeds; and a business combination or any other transaction with a third-party/parties to provide cash and/or securities of a publicly traded company.

•	The board of directors believes that the steps the company is currently taking to explore strategic alternatives are part of a thoughtful and measured process to create a result that is in the best interest of all its shareholders.

Why Reject the Tender Offer?

•	The board of directors concluded that the offer is not in the best interests of the company or CNL Healthcare Properties’ shareholders.

•	The tender offer price is 27.3 percent lower than the current $10.32 per share estimated NAV as of Dec. 31, 2017, which was determined with the assistance of an independent advisory and appraisal firm. The estimated NAV is not the amount an investor should expect to receive now or at any time in the future.

•	The board of directors believes Everest is an opportunistic purchaser attempting to acquire shares at a significantly low share price and make a profit.

•	Everest in its own words states that it is “making the offer for investment purposes and with a view of making a profit for itself.”

•	Everest determined its offer price based on its own analysis and conceded that it did not obtain current independent valuations or appraisals for the company’ assets, and did not retain an independent advisor to evaluate or render opinion as to the fairness of the $7.50 offer price.

•	The Everest offer specifies that any distributions on tendered shares made after Aug. 31, 2018, will be assigned to them. The company’s board of directors anticipates declaring third quarter 2018 distributions at the end of this month and paying them to shareholders in September. Therefore, if shareholders accept the tender offer they will not receive their third quarter 2018 or any future distributions. The second quarter distribution was $0.11639 per share. On an annual basis, the distribution is 4.51 percent when expressed as a percent of the $10.32 estimated NAV per share.

•	Detailed financial information is not publicly available relating for Everest, its members or the committed equity capital from its members needed to fund the purchase of shares. Everest also reported that it maintains no other alternative financing arrangements to fund the offer.

•	Everest also stated that Direct Investments Spectrum, an independent secondary market publication, reported trades of shares higher than Everest’s offering price.

The company’s board of directors recognizes that due to the suspension of the company’s stock redemption plan and the lack of a current trading market for shares, shareholders may decide to accept the Everest tender offer based on, among other things, their individual liquidity needs and financial situation.

Please review the Schedule 14D-9 filed on July 26, 2018. For additional information, please contact your sales representative directly or call CNL Client Services at 866-650-0650, option 2.

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

See SEC filing for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.